September 22, 2009
VIA EDGAR AND FACSIMILE (202.772.9217)
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-6010
Re:	Inverness Medical Innovations, Inc. Form 10-K and Form 10-K/A for the Fiscal Year Ended December 31, 2008 Definitive Proxy Statement Filed April 30, 2009 File No. 001-16789
Dear Mr. Rosenberg:
          This letter is submitted by and on behalf of Inverness Medical Innovations, Inc. (“Inverness” or “the Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission set forth in your letter to me dated September 1, 2009 (the “Comment Letter”).
          For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment.
Form 10-K/A for the Fiscal Year Ended December 31, 2008 filed April 10, 2009
Critical Accounting Policies
Use of Estimates For Sales Returns and Other Allowances and Allowance for Doubtful Accounts, page 58
Comment No. 1
You disclose that you establish allowances for potential future product returns and claims resulting from your sales incentive arrangements against product revenue recognized in any reporting period. This would seem to indicate that sales incentives are an accounting estimate. In a letter dated August 3, 2007, in which you respond to previously issued verbal comments dated on August 2, 2007, you state that the amount of your allowances related to your sales incentive arrangements are known and quantifiable at the time of sale and that you charge these deductions directly to your income statement at the time of the sales transaction rather than accrue for these allowances. This would appear to indicate that these amounts do not represent an accounting estimate. Please explain to us this apparent contradiction and revise your disclosure herein, as necessary, and to explain the reason you discuss sales incentive arrangements herein. Further, please revise to explain the reason that the provision amounts that you disclose in the second paragraph herein do not agree to the provision amounts in the table in Note 22 to your financial statements on F-70.
Response to Comment No. 1
The difference between the $48.0 million of total provisions for sales returns and allowances and other sales incentive arrangements for 2008 disclosed on page 58 and the $20.8 million of charges for 2008 included for 2008 in the reserve rollforward on page F-70 relates to deductions charged directly to the income statement at the time the sales transaction is recorded rather than through the reserve. We believe that the disclosure of the full value of the charges both directly to the income statement and through the reserve is clearly reflected in the financial statements, and is useful information to the financial statement users. In future filings, however, we will (i) clarify in this section the distinction between those charges that require estimates (and are accrued through the reserve) and those charges that do not require estimates (and are charged directly to the income statement) and (ii) disclose the amount accrued and the amount charged to the income statement so that the disclosure in this section can be more easily reconciled to the rollforward of the reserve included in the footnotes to the financial statements. More specifically, in future filings, we will supplement our existing disclosure as follows:
Our total provision for sales returns and other allowances related to sales incentive arrangements amounted to $48.0 million, $48.9 million and $52.8 million, or 4%, 6% and 10% respectively, of net product sales in 2008, 2007 and 2006, respectively, which have been recorded against product sales to derive our net product sales. Of these amounts, approximately $20.8 million, $28.4 million and $22.9 million, for 2008, 2007 and 2006, respectively, represent allowances for future deductions which have been provided against our related accruals for such charges with the balance charged directly against net sales.
Notes to Consolidated Financial Statements
(2) Summary of Significant Accounting Policies
(1) Revenue Recognition, page F-l3
Comment No. 2
Please tell us why you believe your revenue recognition policy with respect to service revenue is in accordance with Staff Accounting Bulletin 104. Specifically address how your service revenue, which is at risk if customers do not achieve certain financial cost savings over a period of time, is fixed and determinable.
Response to Comment No. 2
We have various contracts that provide for a portion of our fees to be at risk (i.e., refundable to the customer), subject to performance against financial cost savings and clinical criteria. We do not recognize revenue for amounts subject to refund if: (i) we do not have sufficient information to calculate the performance measurements; or (ii) interim performance measurements indicate that we are not meeting the performance targets. If either of these two conditions exists, we record the amounts in a deferred revenue account, which is included in “accrued liabilities” in the consolidated balance sheets. If we do not meet performance levels by the end of the operations period under contract, we are contractually obligated to refund some or all of the at-risk fees.
We use historical claims data to gather information on our customers’ historical cost per participant and historical health care services utilization to estimate potential savings that will result from the implementation of our health enhancement programs. To measure our performance, we use various forms of available data, such as current claims data, program participation rate, utilization data and care center operating statistics. Also, we maintain a database of the clinical care provided to all participants as they are enrolled in our programs. Therefore, we have timely access to medical care utilization trends that impact the cost of care which allows us to determine how the costs under the programs are trending, which in turn allows us to objectively measure our actual performance against contractual benchmarks.
We believe that achievement of the performance criteria is under our control and that sufficient interim data exists to reliably assess actual performance against the fiscal cost savings criteria of the contracts. We calculate at-risk revenues earned consistent with Method 2 of EITF Topic D-96. We do not attempt to predict future changes in performance levels in making such assessments. Therefore, we believe that the criteria outlined in SAB 104 and related literature have been met and the fees are fixed and determinable.
(4) Business Combinations, page F-l8
Comment No. 3
You have a wide range for the life of your customer relationships for businesses acquired. Where a range is provided, please present a weighted average number of years. Also, please tell us why you believe your customer relationships will last for a period of up to 26 years. Provide attrition rates where applicable. For your acquisition of Biosite, Inc. with the allocation of a $348 million customer relationship intangible asset, please provide us an analysis of the number of years in which your customer relationship is amortized and the basis for that period.
Response to Comment No. 3
We estimate attrition rates for acquired customers based upon our understanding of the actual attrition rates experienced for each acquired entity. We then apply these attrition rates to our estimated discounted cash flows and cut off the analysis in the year the average customer survival rate drops below 10 percent in order to attain the estimated useful lives for acquired customer relationships on a transaction by transaction basis.
For each significant acquisition, we disclose in Footnote (4) Business Combinations the amount of allocation of intangible assets acquired and the amortizable life assigned to each balance on a transaction by transaction basis. Further, we note in Footnote (5) Goodwill and Other Intangible Assets that we generally amortize assets on a straight line basis except in certain circumstances, such as customer relationship assets, where accelerated amortization is recognized to better reflect the estimated cash flow associated with such assets. Finally, we include in Footnote (5) on page F-39 a table summarizing the estimated aggregate amortization expense of intangible assets for the period from 2009 to 2013. Particularly related to customer intangibles, we believe that the disclosure of future aggregate annual amortization is a more useful disclosure than the weighted average life of each class of assets as, due to the use of accelerated amortization, estimating future annual amortization for customer intangibles based on a straight line estimate derived from the weighted average amortization period would yield an inaccurate estimate of future expense.
Specifically to the Biosite transaction, we allocated $348,100,000 of purchase price to customer relationship intangible assets with amortization periods ranging from 1.5 to 22.5 years based on remaining contract lives and estimated customer attrition and then applied these estimates to our discounted cash flows and cut off the analysis in the year the average customer survival rate drops below 10 percent in order to attain the estimated useful life. While the 22.5 year period at the high end of the range may appear long, please note that as a result of our accelerated amortization method, approximately 41% of the total amount of the acquired customer relationship intangible will be amortized within 5.5 years of the date of the acquisition and 81% will be amortized within 10.5 years. As such, the effective life of the customer relationship intangible is much shorter than a simple calculation of amortization based on a weighted average life might otherwise imply. This accelerated amortization is considered in the annual future amortization table included on page F-39 as discussed further above.
(13) Investment in Unconcolidated Entities and Marketable Securities
(a) Equity Method Investments
(i) Joint Venture with P&G, page F-52
Comment No. 4
Please provide us your analysis under FIN 46R determining why you no longer consolidate the consumer diagnostics joint venture.
Response to Comment No. 4
Our consumer diagnostics joint venture with The Procter & Gamble Company (“P&G”) was formed through our contribution of certain consumer diagnostics assets constituting a business into certain entities in which P&G purchased from us a 50% interest in the entities for $325 million. The board of directors of the joint venture entities is comprised of two managers appointed by us and two managers appointed by P&G. All significant operating decisions require approval from the board. As such, neither we nor P&G individually control the entities.
FIN 46R provides the following guidance with respect to its application:
h. An entity that is deemed to be a business under the definition in FASB Statement No. 141 (revised 2007), Business Combinations, need not be evaluated by a reporting enterprise to determine if the entity is a variable interest entity under the requirements of this Interpretation unless one or more of the following conditions exist (however, for entities that are excluded by this provision of this Interpretation, other generally accepted accounting principles should be applied):2

[2]	An entity that previously was not evaluated to determine if it was a variable interest entity because of this provision need not be evaluated in future periods as long as the entity continues to meet the conditions in this paragraph.
(1) The reporting enterprise, its related parties,3 or both participated significantly in the design or redesign of the entity. However, this condition does not apply if the entity is an operating joint venture under joint control of the reporting enterprise and one or more independent parties or a franchisee.4

[3]	The term related parties as used in this list of conditions refers to all parties identified in paragraph 16, except for de facto agents under item 16(d)(1).

[4]	The term franchisee is defined in paragraph 26 of FASB Statement No. 45, Accounting for Franchise Fee Revenue.
(2) The entity is designed so that substantially all of its activities either involve or are conducted on behalf of the reporting enterprise and its related parties.
(3) The reporting enterprise and its related parties provide more than half of the total of the equity, subordinated debt, and other forms of subordinated financial support to the entity based on an analysis of the fair values of the interests in the entity.
(4) The activities of the entity are primarily related to securitizations or other forms of asset-backed financings or single-lessee leasing arrangements.
We believe that none of the above conditions are present in our consumer diagnostics joint venture; therefore, we do not believe that the entity needs to be evaluated under FIN 46R.
However, even if FIN 46R were applicable, we determined that neither we nor P&G was the primary beneficiary of the joint venture. In reaching this conclusion, we considered that decision making is split equally among the joint venture parties and that both expected gains and losses are shared equally among the parties. We also considered the shared obligation of each party to contribute equally to any capital requirements of the joint venture and concluded that each party had adequate financial capacity to meet such obligations. Further, we noted that both we and P&G are compensated at full cost plus approximately equal margins for all services rendered by either party to the joint venture. As we neither own the majority of the equity of the entity nor are the primary beneficiary of the joint venture, we ceased to consolidate the results of the consumer diagnostics activities upon formation of the joint venture.
(23) Restructuring Activities, page F-70
Comment No. 5
Please reconcile the $36.4 million charges for 2008 in the table on page F-70 to the detail provided in “(a) 2008 Restructuring Plans” and to the “Additions to the reserve” column within the table in “(e) Restructuring Reserves.” Please revise to explain any differences.

Response to Comment No. 5
The $36.4 million charges for 2008 in the table on page F-70 represents charges recorded in 2008 within operating income (loss) for all restructuring plans under which restructuring activities are in process as indicated in the lead in to the table. The detail provided in “(a) 2008 Restructuring Plans” includes not only the charges included in operating income (loss) but also the expenses included below operating income (loss).
The following table provides a reconciliation of the total $36.4 million recorded in operating income (loss) to the detail provided in “(a) 2008 Restructuring Plans” and “(b) 2007 Restructuring Plans” (in millions):

10-K Footnote 23 Reference	$ Amount
(a) 2008 Restructuring Plans, Paragraph 1	$5.7	(1)
(a) 2008 Restructuring Plans, Paragraph 2	$0.0	(2)
(a) 2008 Restructuring Plans, Paragraph 3	$9.4
(a) 2008 Restructuring Plans, Paragraph 4	$3.3
(a) 2008 Restructuring Plans, Paragraph 6	$10.6
(a) 2008 Restructuring Plans, Paragraph 7	$3.6	(3)
(a) 2008 Restructuring Plans, Paragraph 9	$0.6
(b) 2007 Restructuring Plans, Paragraph 1	$3.0
(b) 2007 Restructuring Plans, Paragraph 2	$0.2

Total per table on page F-70	$36.4

(1)	Of the total $12.6 million, $5.7 million was recorded in operating income (loss), with the difference recorded through interest expense.

(2)	This information pertains to $14.5 million of charges borne by our 50/50 joint venture entity of which $7.2 million was recorded through equity earnings in unconsolidated entities, net of tax and therefore, $0 was included in our operating income (loss).

(3)	Of the total $3.8 million, $3.6 million was recorded in operating income (loss), with the difference recorded through interest expense.
In reconciling the $36.4 million charges to the “Additions to the reserve” column within the table in “(e) Restructuring Reserves” and, specifically, to the amount of $25.6 million in the table, please note that certain of the restructuring charges incurred in 2008 and included in the $36.4 million of total expense included in operating income (loss) were expensed when incurred and charged directly to the income statement and therefore did not run through the restructuring reserve accrual.
Definitive Proxy Statement Filed April 30, 2009
Compensation Discussion and Analysis
Executive Compensation Process
Elements of Compensation, page 23

Comment No. 6
On pages 23 through 25 you disclose that your Compensation Committee recommended salary increases and grants of stock options for each of Mr. Zwanziger, Dr. Scott, Dr. McAleer and Dr. Geraty. You state that among other things, your Compensation Committee considers various factors and the 2008 Radford Report in establishing these increases in base salaries and grants of stock options for the above named executive officers. Please provide us with the following:
•	Revised disclosure which provides a separate discussion for each named executive officer listed above which describes how and why the compensation committee arrived at the specific increase in base salary; and

•	Revised disclosure which provides a separate discussion for each named executive officer listed above which describes how and why the compensation committee decided to grant the specific number of shares of common stock which underlie each of the stock option grants.
In each separate discussion, please disclose all factors considered in the respective named executive officer’s base salary/stock option grant. In addition, disclose how your Compensation Committee used the 2008 Radford Report and each factor in its decision. For example, it appears that one of the factors is the individual’s performance and contribution to your achievement of company goals and objectives. If that factor was considered in the compensation decision, please describe the specific performance and contribution by the individual and disclose the specific company goal or objective that was achieved. To the extent that such individual performance or company goal is quantified, the disclosure should also be quantified.
Response to Comment No. 6
As Appendix 1 to this letter, we have provided the revised disclosure requested (additions are shown as bold and double-underlined text). In future filings of our Compensation Discussion and Analysis, we propose to include this disclosure, as well as, with respect to each future change in compensation for our named executive officers, similar discussions describing how and why our Compensation Committee arrived at each such change in compensation.
* * * * *
          In connection with the Company’s responses contained in this letter, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

          We respectfully request that the contents of this letter be afforded a prompt review. We will therefore be contacting you shortly consistent with our discussions. If you have any questions regarding this letter or if you require additional information, please do not hesitate to contact me.

Sincerely, /s/ Jay McNamara Jay McNamara Senior Counsel, Corporate & Finance
cc:	Ron Zwanziger, Chairman, Chief Executive Officer & President David Teitel, Chief Financial Officer Ellen Chiniara, General Counsel

Appendix 1
Compensation Discussion and Analysis
          This Compensation Discussion and Analysis discusses the compensation paid to our chief executive officer, or our CEO, our chief financial officer, or our CFO, and our three most highly-compensated executive officers other than our CEO and CFO. These officers are collectively referred to as the named executive officers. For the purpose of this discussion our “key executives” are Ron Zwanziger, CEO; David Scott, Ph.D., Chief Scientific Officer; and Jerry McAleer, Ph.D., Vice President, Research and Development, and Vice President, Cardiology.
Philosophy and Objectives
          The objective of our executive compensation program is to attract, retain and motivate the talented and dedicated executives who are critical to our goals of continued growth, innovation, increasing profitability and ultimately maximizing shareholder value. Specifically, we seek to attract and reward executives who display certain fundamental leadership characteristics for hiring and promotion that we have identified as consistent with our Company goals and culture. We provide these executives with what we believe to be a competitive total compensation package consisting primarily of base salary, long-term equity incentive compensation and a broad-based benefits program. Our compensation program is designed to reward each executive’s individual performance by considering generally their past and potential contribution to our achievement of key strategic goals such as revenue generation, margin improvement and the establishment and maintenance of key strategic relationships. Our executive compensation program aims to provide a compensation package which is competitive in our market sector and, more importantly, relevant to the individual executive.
          Our policy for allocating between long-term and currently paid compensation is to ensure adequate base compensation to attract and retain personnel, while providing incentives to maximize long-term value for our Company and our stockholders. Accordingly, (i) we provide cash compensation in the form of base salary to meet competitive cash compensation norms and reward good performance on an annual basis and (ii) we provide non-cash compensation, primarily in the form of stock-based awards, to reward superior performance against long-term strategic goals. We currently do not provide a formal short-term incentive plan, as our strategic philosophy is to focus on the long-term goals discussed above.
Executive Compensation Process
          The compensation of our named executive officers, as well as our other executive officers, is reviewed by our Compensation Committee at least annually for consistency with the objectives described above. Our management, including our CEO, participates in this review by making its own recommendations as to the compensation of our executive officers to the Compensation Committee. The Compensation Committee considers the recommendations of management in assessing executive compensation but also relies on other data and resources and may utilize the services of a compensation consultant in reviewing and determining executive compensation.

          In reviewing executive compensation, the Compensation Committee and management also consider the practices of comparable companies of similar size, geographic location and market focus. Management and the Compensation Committee utilize the Radford Global Life Sciences Survey and other recognized subscription surveys that provide comprehensive baseline compensation data on positions at the executive, management and professional levels, including salary, total cash compensation, options and equity compensation, and occasionally collect and analyze publicly available compensation data and other subscription compensation survey data. While benchmarking may not always be appropriate as a standalone tool for setting compensation due to the aspects of our business and objectives that may be unique to us, we generally believe that gathering this compensation information is an important part of our compensation-related decision making process.
          During 2008, the Compensation Committee engaged a compensation consultant, Aon Consulting’s Radford Surveys + Consulting, or Radford, to assist the committee in assessing executive compensation. Specifically, our consultant was engaged to select a new peer group to utilize in assessing the competitiveness of our executive compensation program. The peer group the Compensation Committee used in 2007 was considered out of date due to the fact that a number of the peer companies had been acquired, merged or no longer fit our peer criteria. The peer group used by Radford in evaluating proposed 2008 executive compensation consisted of sixteen publicly-traded companies in similar industry space and with similar revenues and market capitalizations, specifically the following companies:
•	Advanced Medical Optics

•	Amedisys, Inc.

•	Applied Biosystems, Inc.

•	Beckman Coulter, Inc.

•	Bio-Rad Laboratories, Inc.

•	C.R. Bard, Inc.

•	HealthExtras, Inc.

•	Healthways, Inc

•	Hologic, Inc.

•	IDEXX Laboratories, Inc.

•	Invitrogen Corp.

•	Kinetic Concepts, Inc.

•	Molina Healthcare, Inc.

•	PerkinElmer, Inc.

•	RehabCare Group, Inc.

•	Varian Medical Systems, Inc.
          In connection with this engagement, Radford provided summary observations and considerations for our executive compensation, as well as a competitive assessment of our executive compensation based on base salary, actual total cash compensation, long-term incentives and actual total direct compensation. The Compensation Committee considered this analysis, or the 2008 Radford Report, in its assessment of each element of 2008 executive compensation, as well as overall compensation.
          Radford was subsequently engaged by the Compensation Committee to advise on long-term incentive plans. The Compensation Committee has considered the results of this analysis but did not approve or recommend any changes to our policies or practices with respect to benefits and perquisites or short-term incentives.
          In determining each component of an executive’s compensation, numerous factors are considered, including:
•	The individual’s particular background, including prior relevant work experience;

•	The demand for individuals with the executive’s specific expertise and experience;

•	The individual’s role with us and the compensation paid to similar persons determined through benchmark studies;

•	The individual’s performance and contribution to our achievement of Company goals and objectives; and

•	Comparison to other executives within our Company.
Elements of Compensation
          Executive compensation consists of the following elements:
          Base Salary. Generally, annual base salary for a particular individual is established based on the factors discussed above and is intended to be near the average of the range of annual cash compensation (base salary plus cash bonus) for executives in similar positions with similar responsibilities at comparable companies, although other elements of compensation, including past and present grants of stock-based awards, may also be considered. However, because we do not currently have an annual cash bonus plan, as most companies within our peer group do, base salaries for our executives are generally designed to be moderately above the average of the range of base salaries for executives in similar positions with similar responsibilities at comparable companies. The Compensation Committee believes that a competitive base salary is necessary to attract and retain a management team with the requested skills to lead our Company. In 2008, based on their analysis of our salary objectives, the various factors discussed above, and the 2008 Radford Report, and considering the total compensation of the key executives, the Compensation Committee recommended that the salaries of Mr. Zwanziger, Dr. Scott and Dr. McAleer be increased from $750,000, $600,000 and $500,000, respectively, to $900,000, $700,000, and $650,000, respectively.
          In determining Mr. Zwanziger’s increase, the Compensation Committee first considered that, prior to the salary adjustment, Mr. Zwanziger’s total cash compensation

(which consists of salary only) was well below the average range for total cash compensation within our peer group according to the 2008 Radford Report. As noted above, because we do not currently have an annual cash bonus plan, we target our executives’ base salaries to be moderately above the average of the range of base salaries for executives in similar positions with similar responsibilities at comparable companies. Taking into consideration the information from 2008 Radford Report, coupled with the various factors described above, including Mr. Zwanziger’s significant history and role in forming and leading our company and in establishing and developing our core business strategy and direction, his expertise and experience as a successful chief executive and his performance and contribution to our overall goals and objectives, the Compensation Committee discussed and adopted the salary increase described above in an effort to be more in line with our cash compensation objectives. While background, expertise and experience, and individual performance and contribution to our overall goals and objectives are all subjective measures, and are not based on any stated quantifiable objectives, they play an important role in the Compensation Committee’s overall decision-making process. These subjective factors are considered in the aggregate and, accordingly, no specific factor played a greater role in determining the salary increase.
          In determining Dr. Scott’s increase, the Compensation Committee first considered that, prior to the salary adjustment, Dr. Scott’s total cash compensation (which consists of salary only) was near the average range for total cash compensation within our peer group according to the 2008 Radford Report. As noted above, because we do not currently have an annual cash bonus plan, we target our executives’ base salaries to be moderately above the average of the range of base salaries for executives in similar positions with similar responsibilities at comparable companies. Taking into consideration the information from 2008 Radford Report, coupled with the various factors described above, including Dr. Scott’s significant history with our company, as a founder and as a driving force in developing and implementing our overall business strategy and technology initiatives, his expertise and experience in these areas and his performance and contribution to our overall goals and objectives, the Compensation Committee discussed and adopted the salary increase described above in an effort to be more in line with our cash compensation objectives. Because his salary was already closer to our targeted objective, the increase was less than that awarded to the other key executives. While background, expertise and experience, and individual performance and contribution to our overall goals and objectives are all subjective measures, and are not based on any stated quantified objectives, they play an important role in the Compensation Committee’s decision-making process. These subjective factors are considered in the aggregate and, accordingly, no specific factor played a greater role in determining the salary increase.
          In determining Dr. McAleer’s increase, the Compensation Committee first considered that, prior to the salary adjustment, Dr. McAleer’s total cash compensation (which consists of salary only) was well below the average range for total cash compensation within our peer group according to the 2008 Radford Report. As noted above, because we do not currently have an annual cash bonus plan, we target our executives’ base salaries to be moderately above the average of the range of base salaries for executives in similar positions with similar responsibilities at comparable companies. Taking into consideration the information from 2008 Radford Report, coupled with the various factors described above, including Dr. McAleer’s significant history with our company, as a founder and as a driving force in developing and implementing our overall business strategy and technology initiatives, his expertise and experience in these areas and his performance and contribution to our overall goals and objectives, the Compensation Committee discussed and adopted the salary increase described above in an effort to be more in line with our cash compensation objectives. While background, expertise and experience, and individual performance and contribution to our overall goals and objectives are all subjective measures, and are not based on any stated quantified objectives, they play an important role in the Compensation Committee’s decision-making process. These subjective factors are considered in the aggregate and, accordingly, no specific factor played a greater role in determining the salary increase.
          Our Board of Directors (in the absence of the key executives who are also directors) approved these new salaries effective July 1, 2008. With respect to our other named executive officers, the salary of Ron Geraty, M.D. was increased to $550,000 in July 2008. As with the key executives, the Compensation Committee considered the same factors and objectives, including Dr. Geraty’s extraordinary level of experience in leading health management companies and expertise within this strategically critical business segment for our company, and the 2008 Radford Report. While background, expertise and experience, and individual performance and contribution to our overall goals and objectives are all subjective measures, and are not based on any stated quantified objectives, they play an important role in the Compensation Committee’s decision-making process. These subjective factors are considered in the aggregate and, accordingly, no specific factor played a greater role in determining the salary increase.
          Bonuses. Cash bonuses are generally not a regular or important element of our executive compensation strategy and we focus instead on stock-based awards designed to reward long-term performance. None of our named executive officers received cash bonuses during 2008, except that Dr. Geraty was paid a bonus pursuant to a management incentive plan authorized by Alere Medical, Inc. prior to our acquisition of Alere in November 2007 (the plan is no longer in place). While our Compensation Committee reserves the right to grant cash or non-cash bonuses as a performance incentive or reward, it currently has no plans to grant bonuses to the named executive officers during 2009.
          Stock Option and Stock-Based Awards. We believe long-term performance is best stimulated through an ownership culture that encourages such performance through the use of stock-based awards. The Inverness Medical Innovations, Inc. 2001 Stock Option and Incentive Plan, or the 2001 Option Plan, was established to provide certain of our employees, including our executive officers, with incentives to help align those employees’ interests with the interests of stockholders and with our long-term success. The Compensation Committee believes that the use of stock options and other stock-based awards offers the best approach to achieving our long-term compensation goals. While the 2001 Option Plan allows our Compensation Committee to grant a number of different types of stock-based awards, other than one restricted stock grant made to Mr. Zwanziger in 2001, we have relied exclusively on stock options to provide equity incentive compensation. Stock options granted to our executive officers have an exercise price equal to the fair market value of our common stock on the grant date, except that the options granted in July 2008, discussed below, had a premium exercise price of $61.49, typically vest 25% per annum based upon continued employment over a four-year period, and generally expire ten years after the date of grant. Stock option grants to our executive officers are made in connection with the commencement of employment, in conjunction with an annual review of total compensation and, occasionally, following a significant change in job responsibilities or to meet other special retention or performance objectives. Proposals to grant stock options to our executive officers are made by our CEO to the Compensation Committee. With respect to proposals for grants made to our executive officers, the Committee reviews competitive compensation survey data and, if applicable, consultant reports, as discussed above, individual performance, the executive’s existing compensation and other retention considerations. The Compensation Committee considers the Black-Scholes valuation of each proposed stock option grant in determining the number of options subject to each grant. Generally, stock option grants for a particular individual are based on the factors discussed above and are intended to be valued near the average of the range of the value of long-term incentive awards for executives in similar positions with similar responsibilities at comparable companies, although other elements of compensation, including salary, may also be considered.
          Generally, stock option grants to executive officers have been made in conjunction with meetings of the Board of Directors. During 2007, we adopted and currently have in force a stock option granting policy that includes the following elements:
•	Options to purchase shares of our common stock shall be granted effective as of the last calendar day of the following months: February, April, June, August, October and December (each such date a “Grant Date”);

•	For each employee (or prospective employee) that is not (or, upon hire, will not be) subject to Section 16 of the Exchange Act, the CEO shall have the authority to grant, in his sole discretion, an option or options to purchase up to an aggregate of 5,000 shares of common stock (on an annual basis); provided, however, that total number of shares of common stock underlying such options grants shall not exceed 150,000 per calendar year.

•	The Compensation Committee must approve all other stock option grants. Grants by the Compensation Committee must be approved only at a meeting of the Compensation Committee with and in consultation with the independent directors and not by written consent.

•	Grants of options approved for existing employees, shall be effective as of, and the grant date thereof shall for all purposes be deemed to be, the Grant Date following the date of approval (except that any grants subject to stockholder approval shall be effective as of the date of stockholder approval).

•	Options approved for new hires, including those hired through acquisitions, shall be effective as of, and the grant date thereof shall for all purposes be deemed to be, the Grant Date following the later of (i) the date of such approval or (ii) the date on which the new hire’s employment commences.
          We have not adopted stock ownership guidelines.
          During 2008, our Compensation Committee considered the fact that the performance-based awards under the 2001 compensation packages lapsed at the end of 2005 and, in July 2008, approved grants of stock options to purchase 150,000, 75,000 and 65,000 shares of common stock to Mr. Zwanziger, Dr. Scott and Dr. McAleer, respectively. While the closing price of our common stock on the date of grant was $31.17, these options were granted with a premium exercise price of $61.49, which was the November 2007 secondary offering price. Due to the premium exercise price and the fact that the price of our common stock would need to increase almost 100% in order for these option grants to even be “in the money,” the Compensation Committee considered these grants to be stronger incentives than standard option grants and in the best interest of our stockholders.
          In determining Mr. Zwanziger’s grant, the Compensation Committee first considered where the Company’s 2007 grant fell within the range of 2007 grants by our peer group according to the 2008 Radford Report. Taking that into consideration, coupled with the various factors described above, including Mr. Zwanziger’s cash compensation, prior equity grants, significant history and role in leading our company, his expertise and experience and his performance and contribution to our overall goals and objectives, as well as the fact that the exercise price of the grant would be at a significant premium to the then current trading price, the Compensation Committee discussed and adopted the 2008 grant in an effort to meet our total compensation objectives. While background, expertise and experience, and individual performance and contribution to our overall goals and objectives are all subjective measures, and are not based on any stated quantifiable objectives, they play an important role in the Compensation Committee’s overall decision-making process. These subjective factors are considered in the aggregate and, accordingly, no specific factor played a greater role in determining the grant.
          In determining Dr. Scott’s grant, the Compensation Committee first considered where the Company’s 2007 grant fell within the range of 2007 grants by our peer group according to the 2008 Radford Report. Taking that into consideration, coupled with the various factors described above, including Dr. Scott’s cash compensation, prior equity grants, significant history and role with our company, his expertise and experience and his performance and contribution to our overall goals and objectives, as well as the fact that the exercise price of the grant would be at a significant premium to the then current trading price, the Compensation Committee discussed and adopted the 2008 grant in an effort meet our total compensation objectives. While background, expertise and experience, and individual performance and contribution to our overall goals and objectives are all subjective measures, and are not based on any stated quantifiable objectives, they play an important role in the Compensation Committee’s overall decision-

making process. These subjective factors are considered in the aggregate and, accordingly, no specific factor played a greater role in determining the grant.
          In determining Dr. McAleer’s grant, the Compensation Committee first considered where the Company’s 2007 grant fell within the range of 2007 grants by our peer group according to the 2008 Radford Report. Taking that into consideration, coupled with the various factors described above, including Dr. McAleer’s cash compensation, prior equity grants, significant history and role with our company, his expertise and experience and his performance and contribution to our overall goals and objectives, as well as the fact that the exercise price of the grant would be at a significant premium to the then current trading price, the Compensation Committee discussed and adopted the 2008 grant in an effort meet our total compensation objectives. While background, expertise and experience, and individual performance and contribution to our overall goals and objectives are all subjective measures, and are not based on any stated quantifiable objectives, they play an important role in the Compensation Committee’s overall decision-making process. These subjective factors are considered in the aggregate and, accordingly, no specific factor played a greater role in determining the grant.
          In addition, during 2008, Dr. Geraty was granted options to purchase 60,000 shares of common stock. As with the key executives, the Compensation Committee considered the same factors and objectives in determining Mr. Geraty’s grants. While background, expertise and experience, and individual performance and contribution to our overall goals and objectives are all subjective measures, and are not based on any stated quantified objectives, they play an important role in the Compensation Committee’s decision-making process. These subjective factors are considered in the aggregate and, accordingly, no specific factor played a greater role in determining the grants.
          Other Compensation. Our named executive officers do not have employment agreements. The named executive officers are not eligible to participate in, and do not have any accrued benefits under, any Company-sponsored defined benefit pension plan. They are eligible to, and in some case do, participate in defined contributions plans, such as a 401(k) plan, on the same terms as other employees. The terms of these defined contribution plans vary depending on the jurisdiction of employment of the executive. In addition, consistent with our compensation philosophy, we intend to continue to maintain our current benefits and perquisites for our executive officers; however, the Compensation Committee in its discretion may revise, amend or add to the officer’s executive benefits and perquisites if it deems it advisable. We believe these benefits and perquisites are currently lower than median competitive levels for comparable companies. Finally, all of our executives are eligible to participate in our other employee benefit plans, including, medical, dental, life and disability insurance.
Tax Implications
          Section 162(m) of the Internal Revenue Code of 1986, as amended, limits the deductibility on our tax return of compensation of over $1,000,000 to any of the named executive officers unless, in general, the compensation is paid pursuant to a plan which is performance-related, non-discretionary and has been approved by our stockholders. We periodically review the potential consequences of Section 162(m) and may structure the performance-based portion of our executive compensation to comply with the exemptions available under Section 162(m). However, we reserve the right to use our judgment to authorize compensation payments that do not comply with these exemptions when we believe that such payments are appropriate and in the best interest of the stockholders, after taking into consideration changing business conditions or the officer’s performance.